Exhibit 12.1

Boise Cascade Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

						Three Months Ended
	Year Ended December 31					March 31
	____________________________________________					_________________
	1999	2000	2001	2002	2003	2003	2004
	_______	_______	_______	_______	_______	_______	_______
	(thousands)

Interest costs	$146,124	$152,322	$129,917	$133,762	$134,930	$32,739	$41,601
Guarantee of interest on ESOP debt	12,856	10,880	8,732	6,405	3,976	1,083	453
Interest capitalized during the period	238	1,458	1,945	3,937	391	148	27
Interest factor related to noncapitalized leases (a)	13,065	13,394	11,729	11,128	15,974	2,763	29,285
	_______	_______	_______	_______	_______	_______	_______
Total fixed charges	$172,283	$178,054	$152,323	$155,232	$155,271	$36,733	$71,366
	=======	=======	=======	=======	=======	=======	=======
Income (loss) before income taxes, minority interest, and cumulative effect of accounting changes	$355,940	$298,331	$(48,558)	$(12,214)	$19,297	$(29,395)	$101,271
Undistributed (earnings) losses of less than 50%- owned entities, net of distributions received	(6,115)	(2,061)	8,039	2,435	(8,695)	59	(5,026)
Total fixed charges	172,283	178,054	152,323	155,232	155,271	36,733	71,366
Less: Interest capitalized	(238)	(1,458)	(1,945)	(3,937)	(391)	(148)	(27)
Guarantee of interest on ESOP debt	(12,856)	(10,880)	(8,732)	(6,405)	(3,976)	(1,083)	(453)
	_______	_______	_______	_______	_______	_______	_______
Total earnings before fixed charges	$509,014	$461,986	$101,127	$135,111	$161,506	$6,166	$167,131
	=======	=======	=======	=======	=======	=======	=======

Ratio of earnings to fixed charges	2.95	2.59	-	-	1.04	-	2.34

Excess of fixed charges over earnings before fixed charges	$-	$-	$51,196	$20,121	$-	$30,567	$-

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.